Exhibit 17.2

Via Email

Mr. John H. Ruiz, Chief Executive Officer and Chairman of the Board
Mr. Frank C. Quesada, General Counsel

MSP Recovery, Inc.
3525 NW 7th Street,
Miami, Florida 33125

Re:	Resignation from the Board of Directors of MSP Recovery, Inc.

Dear Messrs. Ruiz and Quesada:

Please be advised that effective immediately I hereby resign as a member of the board of directors of MSP Recovery, Inc.

Respectfully,

Beatriz Assapimonwait, Director